Registration Statement No. 333-196387
Filed Pursuant to Rule 433
Dated February 16, 2017

ELKHORN

BMO Elkhorn DWA MLP Select™ Index ETN (BMLP)

EXCHANGE-TRADED NOTE

IN PARTNERSHIP WITH

BMO Capital Markets

DORSEY WRIGHT & ASSOCIATES

ETN Overview

The BMO Elkhorn DWA MLP Select™ Index ETN is linked to the performance of Dorsey Wright's DWA MLP Select™ Index, which is a price return index, and may pay a variable quarterly coupon linked to the cash distributions paid on the MLPs in the index, less accrued investor fees.

Index Overview

The DWA MLP Select™ Index includes 15 MLPs based on Dorsey Wright's proprietary Relative Strength ranking methodology. The index is evaluated on a monthly basis and, if the index experiences a change, the 15 MLPs will be equally weighted.

Performance	YTD	1 YR	3 YR	5 YR	10 YR	INCEPTION
BMO Elkhorn DWA MLP Select™ Index ETN	-	-	-	-	-	3.45%
DWA MLP Select™ Index	-	-	-	-	-	3.72%
DWA MLP Select™ Total Return Index	-	-	-	-	-	3.72%
Alerian MLP Total Return Index	-	-	-	-	-	2.82%

As of 12/30/2016. Performance data quoted represents past performance, which is not a guarantee of future results. Investment returns and principal value will fluctuate, and the notes, if redeemed, may be worth more or less than their original cost. Current performance may be higher or lower than performance data quoted. Returns less than one year are cumulative. Call 630.384.8700 for current month-end performance.

Historical Index Performance



120
100
80
60
40
20
0
DWA MLP Select™ Total Return Index
Alerian MLP Total Return Index
5/15
7/15
9/15
11/15
1/16
3/16
5/16
7/16
9/16
12/16

Source: Bloomberg L.P. Data from 5/1/2015 to 12/30/2016
Past performance does not guarantee future results

Index Return & Statistics	1 YR	SINCE LIVE DATE	VOLATILITY
DWA MLP Select™ Total Return Index	38.94%	2.13%	18.05%
Alerian MLP Total Return Index	18.31%	-13.18%	19.75%

Source: Bloomberg L.P. Data from 5/1/2015 to 12/30/2016
Past performance does not guarantee future results

ETN Details

Ticker	BMLP
Intraday NAV	BMLP.IV
CUSIP	063679104
ISIN	US0636791040
Expense Ratio	0.85%
Distribution Frequency	Quarterly
Exchange	Nasdaq
Issuer	Bank of Montreal
Initial Trade Date	12/19/2016
Maturity Date	12/10/2036

Index Details

Index Ticker	DWAMLP
Live Date	May 1, 2015
Index Eval. Frequency	Monthly
Weighting	Equal

Index Characteristics

DWA MLP Select™ Index Details

Number of Constituents	15
Dividend Yield	6.69%

As of 12/30/2016

Index Constituents

NAME	WEIGHT
Antero Midstream Partners LP	6.67%
Black Stone Minerals LP	6.67%
Crestwood Equity Partners LP	6.67%
CVR Refining LP	6.67%
DCP Midstream Partners LP	6.67%
Enable Midstream Partners LP	6.67%
Energy Transfer Equity LP	6.67%
Enlink Midstream Partners LP	6.67%
NGL Energy Partners LP	6.67%
Oneok Partners LP	6.67%
Plains All American Pipeline LP	6.67%
Rice Midstream Partners LP	6.67%
Western Gas Equity Partners LP	6.67%
Western Gas Partners LP	6.67%
Williams Partners LP	6.67%

As of 1/3/2017

NOT FDIC INSURED / NOT BANK GUARANTEED / MAY LOSE VALUE

VISIT ELKHORN.COM

IMPORTANT RISK INFORMATION An investment in the BMO Elkhorn DWA MLP Select™ Index Exchange Traded Notes described herein (the “ETNs”) involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the Bank of Montreal prospectus dated June 27, 2014, prospectus supplement dated June 27, 2014 and pricing supplement dated December 19, 2016.  Uncertain Principal Repayment—You may receive less than the principal amount of your ETNs at maturity, call or upon redemption.  If the level of the Index decreases, or does not increase, by an amount equal to the percentage of the principal amount represented by the Accrued Tracking Fee and the Redemption Fee, if applicable, you will receive less, and possibly significantly less, than your original investment in the ETNs. Credit Risk of Bank of Montreal—The ETNs are unsecured debt obligations of the issuer, Bank of Montreal, and are not, either directly or indirectly, an obligation of or guaranteed by any third party.  Any payments you are entitled to receive on your ETNs, including any payment at maturity, call or redemption, are subject to the issuer’s ability to pay its obligations as they come due.  As a result, the actual and perceived creditworthiness of Bank of Montreal will affect the market value, if any, of the ETNs prior to maturity, call or redemption.  In addition, in the event that Bank of Montreal were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs. No Fixed Interest Payments—You will not receive any fixed periodic interest payments on the ETNs, and your quarterly Coupon Payments are uncertain and could be zero. A Trading Market for the ETNs May Not Continue Over the Term of the ETNs—The ETNs are listed on Nasdaq under the symbol “BMLP”.  However, a trading market for your ETNs may not continue for the term of the ETNs.  We are not required to maintain any listing of the ETNs on Nasdaq or any other exchange or quotation system. The intraday indicative value and the closing indicative value are not the same as the closing price or any other trading price of the ETNs in the secondary market—The closing indicative value will be published on each Index Business Day under the Bloomberg ticker symbol BMLPIV <Index>.  The intraday indicative value of the ETNs is based on the most recent intraday level of the Index and will be calculated and published every 15 seconds on each Index Business Day during normal trading hours under the Bloomberg ticker symbol  BMLPIV <Index> and will be disseminated over the consolidated tape, or other major market vendor.  The trading price of the ETNs at any time is the price at which you may be able to sell your ETNs in the secondary market at such time, if one exists.  The trading price of the ETNs at any time may vary significantly from their intraday indicative value at such time. Paying a premium purchase price over the intraday indicative value of the ETNs could lead to significant losses in the event one sells the ETNs at a time when that premium is no longer present in the market place or the ETNs are called—Paying a premium purchase price over the intraday indicative value of the ETNs could lead to significant losses in the event one sells the ETNs at a time when such premium is no longer present in the market place or the notes are called, in which case investors will receive a cash payment in an amount based on the index closing levels of the notes during the call measurement period. The Index has a limited performance history—The DWA MLP Select™ Index was launched on May 1, 2015, and therefore has no performance history prior to that date.  Consequently, little or no historical information will be available for you to consider in making an independent investigation of the DWA MLP Select™ Index’s performance, which may make it difficult for you to make an informed decision with respect to an investment in the ETNs. Call Feature—Your ETNs may be repurchased on or after June 22, 2017 at the issuer’s option and without your consent. In the event that we call the ETNs, the call settlement amount may be significantly less than the stated principal amount of the ETNs or the price at which you purchased your ETNs. Restrictions on Repurchases by Bank of Montreal— You must offer the applicable minimum redemption amount of 50,000 ETNs to the issuer for your offer for redemption to be considered. Tax Treatment—Significant aspects of the tax treatment of the ETNs are uncertain and may be less favorable than a direct investment in MLPs. You should consult with your own tax advisor about your own tax situation. Bank of Montreal, and its affiliates, and Elkhorn Investments do not provide tax advice, and nothing contained herein should be construed as tax advice.  Please be advised that any discussion of U.S. tax matters contained herein (including any attachments):  (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax-related penalties, and (ii) was written to support the promotion of marketing of the transactions or other matters addressed herein.  Accordingly, you should seek advice based on your particular circumstances from your independent tax advisor. Bank of Montreal, the issuer of the ETNs, has filed a registration statement (including a pricing supplement, prospectus supplement and prospectus) with the SEC about the offering to which this free writing prospectus relates.  Before you invest, you should read those documents and the other documents relating to this offering that Bank of Montreal has filed with the SEC for more complete information about Bank of Montreal and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, Bank of Montreal, any agent or any dealer participating in this offering will arrange to send you the pricing supplement, the prospectus supplement and the prospectus if you so request by calling tollfree at 1-877-369-5412. There are risks involved with investing in ETNs, including possible loss of principal. The ETN’s return may not match the return of its Index. This ETN is new and has a limited operating history.  The Alerian MLP Index is the leading gauge of energy Master Limited Partnerships (MLPs) and is a float-adjusted, capitalization-weighted index, whose constituents represent approximately 85% of total float-adjusted market capitalization. One cannot invest directly in an index. Elkhorn Securities, LLC is the Marketing Intermediary for ETNs offered by the Bank of Montreal. An investor should consider the investment objectives, risks, charges and expenses of the ETN carefully before investing. To obtain a prospectus containing this and other information, please call 1-877-369-5412. Read the prospectus carefully before you invest. Member FINRA, SIPC NOT FDIC INSURED / NOT BANK GUARANTEED / MAY LOSE VALUE VISIT ELKHORN.COM